UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-35232

WAGEWORKS, INC.

(Exact name of registrant as specified in its charter)

c/o HealthEquity, Inc.

15 West Scenic Pointe Drive

Suite 100

Draper, Utah 84020

(801) 727-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock (par value $0.001 per share)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*

Effective as of August 30, 2019, pursuant to that certain Agreement and Plan of Merger, dated June 26, 2019, by and among HealthEquity, Inc. (“HealthEquity”), Pacific Merger Sub Inc., a wholly owned subsidiary of HealthEquity (“Merger Sub”), and WageWorks, Inc. (“WageWorks”), WageWorks merged with and into Merger Sub, with WageWorks continuing as the surviving corporation and a wholly owned subsidiary of HealthEquity. At the effective time of the merger, each share of common stock, par value $0.001 per share of WageWorks, other than certain excluded shares, was converted into the right to receive $51.35 in cash, without interest.

Pursuant to the requirements of the Securities Exchange Act of 1934, WageWorks, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WageWorks, Inc.

Date:	September 10, 2019	By:	/s/ Darcy Mott
Name: Darcy Mott
Title: Chief Financial Officer